Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statement (No. 333-144870) on Form S-8 of Lakeland Industries Inc. and subsidiaries of our report dated April 14, 2009, with respect to the consolidated financial statements of Lakeland Industries Inc. and Subsidiaries as of January 31, 2009 and 2008, and for each of the years in the three year period ended January 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2009, which report appears in the January 31, 2009 annual report on Form 10-K of Lakeland Industries Inc.

/s/ Holtz Rubenstein Reminick LLP

Melville, New York
April 14, 2009